Matthew T. Bush Direct Dial: +1.858.523.3962 Matt.Bush@lw.com	12670 High Bluff Drive San Diego, California 92130 Tel: +1.858.523.5400 Fax: +1.858.523.5450 www.lw.com
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December 21, 2018 VIA EDGAR AND HAND DELIVERY	Beijing Boston Brussels Century City Chicago Dubai Düsseldorf Frankfurt Hamburg Hong Kong Houston London Los Angeles Madrid Milan	Moscow Munich New York Orange County Paris Riyadh Rome San Diego San Francisco Seoul Shanghai Silicon Valley Singapore Tokyo Washington, D.C

Ms. Mary Beth Breslin

Branch Chief

Office of Healthcare and Insurance

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Gossamer Bio, Inc.
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted November 29, 2018
CIK No. 0001728117

Dear Ms. Breslin:

We are in receipt of the Staff’s letter dated December 13, 2018 with respect to the above-referenced confidential draft Registration Statement (the “Draft Registration Statement”). We are responding to the Staff’s comments on behalf of Gossamer Bio, Inc. (“Gossamer” or the “Company”) as set forth below. Simultaneously with the submission of this letter, the Company is publicly filing via EDGAR its Registration Statement on Form S-1 (the “Registration Statement”) responding to the Staff’s comments and updating the Draft Registration Statement. Courtesy copies of this letter and the Registration Statement (marked to show changes to the Draft Registration Statement) are being submitted to the Staff by hand delivery.

The Company’s responses set forth in this letter are numbered to correspond to the numbered comments in the Staff’s letter. All terms used but not defined herein have the meanings assigned to such terms in the Registration Statement. For ease of reference, we have set forth the Staff’s comments and the Company’s response for each item below.

Prospectus Summary, page 1

1.

We note your response to prior comment 1 regarding your belief that the preclinical programs provide investors with information about the scope of your current and future development focus areas. However, your revised narrative disclosure regarding your BKT inhibitors and small molecule cancer metabolism modulators appear to indicate that these programs are still in very preliminary stages. Please tell us why it is not sufficient to provide information to investors about

December 21, 2018

these early programs in narrative form, and why you believe it is appropriate to highlight them with the same level of prominence as your other programs in graphic form in the Prospectus Summary.

Gossamer’s Response: The Company has revised the graphic on pages 1 and 91 of the Registration Statement in response to the Staff’s comment.

2.

We note your revised disclosures and response to prior comment 3. Please disclose the serious adverse event that occurred in a Phase 1 trial. You may explain that the event occurred at a dose of 160 mg, and also disclose the highest dose being used or expected to be used for your current trials for GB001.

Gossamer’s Response: The Company has revised the disclosure on pages 2 and 92 of the Registration Statement in response to the Staff’s comment.

Business, page 91

3.	We note your revised disclosures on page F-16. Please revise this section to add disclosure regarding your payment obligations under the merger agreement for Adhaere Pharmaceuticals, Inc.

Gossamer’s Response: The Company has revised page 110 of the Registration Statement to add disclosure regarding the Company’s payment obligations under the merger agreement in response to the Staff’s comment.

License Agreements, page 112

4.

We acknowledge your revised disclosures in response to prior comment 15. However, there does not appear to be any revised disclosures to address that the licensed intellectual property under the Pulmokine agreement includes rights licensed by Pulmokine from two third parties. Please revise accordingly, including any material terms of those agreements that affect your agreement with Pulmokine, as well as the effects of any termination of the third-party licenses. Please also address the effects of any termination of the UC Regents license under the Aerpio agreement, if any.

Gossamer’s Response: The Company has revised the disclosure on page 112 of the Registration Statement to reflect the terms of the license agreement between Gilead Sciences, Inc. and Pulmokine, Inc. and the effects of the termination of such agreement that would be material to an investor in understanding the Company’s rights under its license agreement with Pulmokine (the “Pulmokine Agreement”). Additionally, the Company respectfully advises the Staff that the intellectual property covered by the license between Pulmokine and The Rensselaer Center for Translational Research, the second third-party, concerns methods for detecting disease and is unrelated to GB002 or any other current product, and therefore immaterial to the Company and to an investor’s understanding of the Pulmokine Agreement. The Company respectfully advises the Staff that the UC Regents license under the license agreement with Aerpio Pharmaceuticals, Inc. (the “Aerpio Agreement”), provides a non-exclusive license to certain intellectual property which the Company does not believe is material to the Company’s intellectual property estate for GB004. Therefore, any termination of the UC Regents license under the Aerpio Agreement would not be expected to have a material adverse effect on the Company.

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December 21, 2018

Any comments or questions regarding the foregoing should be directed to the undersigned at 858-523-3962. Thank you in advance for your cooperation in connection with this matter.

Very truly yours,

/s/ Matthew T. Bush

Matthew T. Bush
of LATHAM & WATKINS LLP

cc:	Dorrie Yale, Securities and Exchange Commission
Vanessa Robertson, Securities and Exchange Commission
Lisa Vanjoske, Securities and Exchange Commission
Sheila Gujrathi, M.D., Gossamer Bio, Inc.
Bryan Giraudo, Gossamer Bio, Inc.
Christian Waage, Gossamer Bio, Inc.
Charles S. Kim, Cooley LLP